May 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Arthur Tornabene-Zalas

Re:	U.S. Gold Corp.
Registration Statement on Form S-3
Filed January 28, 2022, as amended May 5, 2022
File No. 333-262415

Dear Mr. Tornabene-Zalas:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, U.S. Gold Corp. hereby requests that the effective date of the above-referenced registration statement be accelerated so that the same will become effective at 4:00 p.m. Eastern Time on Thursday, May 12, 2022, or as soon thereafter as practicable.

Please advise Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348 when the order declaring the registration statement effective is signed.

Sincerely,

By:	/s/ Eric Alexander
Name:	Eric Alexander
Title:	Chief Financial Officer

cc:	Brian Boonstra, Esq., Davis Graham & Stubbs LLP